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    SUPPLEMENT
(TO OFFER TO PURCHASE, DATED AUGUST 19, 1999)

                             AIMCO PROPERTIES, L.P.
                IS OFFERING TO PURCHASE UP TO 12,498.55 UNITS OF
                        LIMITED PARTNERSHIP INTEREST OF

                              ANGELES PARTNERS XI

                           FOR $110 PER UNIT IN CASH


We will only accept a maximum of 12,498.55 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for accepted units promptly after expiration of the offer.

Our offer price will be reduced for any distributions subsequently declared or made by your partnership prior to the expiration of our offer.

Our offer will expire at 5:00 p.m., New York City time, on September 16, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY PARTNERSHIP TRANSFER FEES IF YOU TENDER YOUR UNITS.

Our offer is not subject to any minimum number of the units being tendered.

     SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 19, 1999, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $110 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units based on recent appraisals, to be $229 per unit and an affiliate of your general partner estimated the net liquidation value of your units to be $207.88 per unit.

     o While secondary sales activity in the units of your partnership has been limited and sporadic, sales prices of units in your partnership ranged from $1 to $155 since January 1, 1996.

     o Your general partner and the property manager of the residential property are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

                                                     (continued on next page)

              ----------------------------------------------------

     If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                               September 9, 1999

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(continued from cover page)

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase out ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.


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                                  INTRODUCTION

         We are offering to purchase up to 12,498.55 units, representing approximately 31.54% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $110 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 19, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1999, this Supplement and in the letter of transmittal.

         Our offer will expire at 5:00 P.M., New York City time, on September 16, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 19, 1999.

         On July 30, 1999, Everest Investors 12, LLC, commenced a tender offer to purchase a maximum of 1,942 of the outstanding units at a purchase price of $100 per unit. Withdrawal rights with respect to such offer have expired.

         Our Offer to Purchase is further supplemented and amended as follows:

         1. We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. You will also have to pay any fees or commissions imposed by your broker in assisting you to tender your units, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. If more units are validly tendered and not withdrawn in response to our offer than we have indicated we are willing to purchase, we will accept units pro rata according to the number of units validly tendered and not withdrawn by each limited partner. Any such proration would reduce the number of units that we purchase from you, with a corresponding reduction in the amount payable to you. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

         2. The following paragraph is added as the last paragraph under "The Offer-Section 3. Procedure for Tendering Units-Appointment as Proxy; Power of Attorney:"

         If you tender units through the enclosed letter of transmittal you will irrevocably constitute and appoint us and any of our designees as your true and lawful agent and attorney-in-fact with respect to such units, with full power of substitution (such power of attorney being deemed to be an irrevocable


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power coupled with an interest), to withdraw any or all of such units that have been previously tendered in response to any tender or exchange offer provided that the price per unit we are offering is equal to or higher than the price per unit being offered in the previous tender or exchange offer. Such appointment is effective upon the receipt of such letter of transmittal and shall continue to be effective unless and until you withdraw such units from this offer prior to the expiration date.

         3. In late August, 1999, we agreed, with an unaffiliated third party, to explore the formation of a joint venture with respect to interests in certain properties located in the State of New Jersey. A joint venture operating agreement was signed but was not delivered and is being held in escrow subject to the satisfaction of certain conditions, including, without limitation, mutual due diligence, agreement with respect to the value of interests to be contributed to the venture, negotiation and execution of mutually acceptable definitive documentation for the venture, and the receipt of any and all necessary consents to the venture. No party has any obligation to consummate the venture and each may elect for any reason or no reason not to proceed with the venture. If, however, all parties determine to proceed, and if the other closing conditions are satisfied, it is expected that the joint venture agreement would be released from escrow and become effective on September 15, 1999. The tentative agreement contemplates the formation of a new limited liability company in which (i) our venture partner would contribute its indirect beneficial interests in two apartment complexes located in New Jersey, and (ii) we would contribute our indirect beneficial interests in certain apartment complexes also located in New Jersey, including Fox Run Apartments. Fox Run Apartments is currently owned by your partnership and would continue to be owned by your partnership even if the New Jersey joint venture were ultimately consummated, as only our indirect interests in the properties (and not the interests of limited partners) would be contributed to the venture.


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         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

         By Mail:                     By Overnight Courier:                   By Hand:

       P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
S. Hackensack, N.J. 07606-            Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
           2065                    Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                For information, please call:

                                  TOLL FREE: (888) 349-2005


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